

**News Release**
**B2Gold Reports Successful Commissioning of Fekola Mill Expansion ahead of Schedule; Maintains 2020 Production Guidance and Continues Debt Reduction; Declares Third Quarter Dividend of $0.04 per Share**

**Vancouver, September 10, 2020 –** B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) ("B2Gold" or the "Company") is pleased to provide the following corporate update:

**Fekola Mill Expansion**

The Company is pleased to announce the successful commissioning of the mill expansion at the Fekola Mine to 7.5 million tonnes per annum, approximately one month ahead of the scheduled completion date of September 30, 2020. This includes completion of all major construction activities associated with the Fekola mill expansion, as well as successful execution of a process performance test to compare with design expectations. Four days after start-up, a 5-day mill performance test was conducted from August 26 to August 30, 2020. The results of the performance test exceeded design in throughput, gold recovery, grind and availability over the 5-day day period. The minor, outstanding construction work is expected to be completed by mid-September 2020.

The Fekola Mine continues to operate unimpeded and no operational days have been lost due to the recent political developments in Mali or the COVID-19 pandemic. B2Gold will continue to work with regional and national governments to ensure that its mining operations continue normally, providing important economic benefits to all stakeholders, including our employees, governments and the communities around the mine. In addition, the Company recently has partnered with the government to assist the people of Mali in facing the challenges created by the COVID-19 pandemic and its impact on the mining sector.

**2020 Production Guidance Maintained**

The Company is maintaining both quarterly consolidated budgeted production estimates and consolidated annual production guidance for 2020. Total consolidated production guidance remains at between 1,000,000 and 1,055,000 ounces of gold; total consolidated cash operating costs *(see "Non-IFRS Measures")* are forecast to be between $415 and $455 per ounce and total consolidated all-in sustaining costs *(see "Non-IFRS Measures")* are forecast to be between $780 and $820 per ounce. All dollar figures are in United States Dollars unless otherwise indicated.

**Dividend Declared for Third Quarter of 2020**

The Company is also pleased to announce that its Board of Directors has declared a cash dividend for the third quarter of 2020 of $0.04 per share, payable on September 30, 2020 to shareholders of record as of September 22, 2020.

As part of the long-term strategy to maximize shareholder value, B2Gold expects to declare future quarterly dividends at the same level, which reflects a previously announced increase in the Company's annual dividend from $0.08 per share to $0.16 per share. This dividend is designated as an "eligible dividend" for the purposes of the Income Tax Act (Canada). Dividends paid by B2Gold to shareholders outside Canada (non-resident investors) will be subject to Canadian non-resident withholding taxes.

The declaration and payment of future dividends and the amount of any such dividends will be subject to the determination of the Board of Directors, in its sole and absolute discretion, taking into account, among other things, economic conditions, business performance, financial condition, growth plans, expected capital requirements, compliance with the Company's constating documents, all applicable laws, including the rules and policies of any applicable stock exchange, as well as any contractual restrictions on such dividends, including any agreements entered into with lenders to the Company, and any other factors that the Board of Directors deems appropriate at the relevant time. There can be no assurance that any dividends will be paid at the intended rate or at all in the future.

**Debt Repayment Update**

Based on the continuing strong operating performance at each of the Company's mines and no significant unforeseen work stoppages having been incurred due to COVID-19, the Company commenced repaying the outstanding Revolving Credit Facility (RCF) balance of $425 million in August 2020. To date, the Company has repaid $375 million of the total outstanding balance and expects to repay the final remaining tranche of $50 million and be debt-free by late September 2020, other than mining equipment loans and leases totaling approximately $50 million which are payable over several years. This will leave the Company well positioned with the full amount of the $600 million RCF undrawn and available.

Based on current assumptions, including a gold price of $1,900 per ounce for the second half of 2020, the Company expects to generate cashflows from operating activities of more than $900 million in 2020. The Company's ongoing strategy is to continue to maximize profitable production from its mines, grow its mineral reserves, utilize cash flow to continue the dividend payment, further advance its pipeline of development and exploration projects and evaluate growth opportunities.

**About B2Gold Corp.**

B2Gold is a low-cost international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Mali, Namibia and the Philippines and numerous exploration and development projects in various countries including Mali and Colombia. B2Gold continues to forecast total consolidated gold production of between 1,000,000 and 1,055,000 ounces in 2020.

**Qualified Persons**

Bill Lytle, Senior Vice President of Operations, a qualified person under NI 43-101, has approved the scientific and technical information related to operations matters contained in this news release.

**ON BEHALF OF B2GOLD CORP.**

**"Clive T. Johnson"**
**President and Chief Executive Officer**

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Ian MacLean
Vice President, Investor Relations
604-681-8371
imaclean@b2gold.com

Katie Bromley
Manager, Investor Relations & Public Relations
604-681-8371
kbromley@b2gold.com

*The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.*

*Production results and production guidance presented in this news release reflect total production at the mines B2Gold operates on a 100% project basis. Please see our Annual Information Form dated March 20, 2020 for a discussion of our ownership interest in the mines B2Gold operates.*

*This news release includes certain "forward-looking information" and "forward-looking statements" (collectively forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and AISC, and budgets on a consolidated and mine by mine basis; the impact of the COVID-19 pandemic on B2Gold's operations, including any restrictions or suspensions with respect to our operations and the effect of any such restrictions or suspensions on our financial and operational results; the ability of the Company to successfully maintain our operations if they are temporarily suspended, and to restart or ramp-up these operations efficiently and economically, the impact of COVID-19 on the Company's workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business, our planned capital and exploration expenditures; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: generating operating cashflows of approximately $900 million in 2020; projected total consolidated gold production of between 1,000,000 and 1,055,000 ounces in 2020 with cash operating costs of between $415 and $455 per ounce and AISC of between $780 and $820 per ounce; the anticipated repayment of all or a portion of the outstanding RCF balance in 2020 and the availability of the facility; potential payment of future dividends, including the timing and amount of any such dividends, and the expectation* *that quarterly dividends will be maintained at the same level. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.*

*Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the duration and extent of the COVID-19 pandemic, the effectiveness of preventative measures and contingency plans put in place by the Company to respond to the COVID-19 pandemic, including, but not limited to, social distancing, a non-essential travel ban, business continuity plans, and efforts to mitigate supply chain disruptions; escalation of travel restrictions on people or products and reductions in the ability of the Company to transport and refine doré; the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines, Colombia and Burkina Faso and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally, including in response to the COVID-19 outbreak; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; risks affecting Calibre having an impact on the value of the Company's investment in Calibre, and potential dilution of our equity interest in Calibre; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements*

*B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce;*

*development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.*

*B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.*

### *Non-IFRS Measures*
*This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards ("IFRS"), including "cash operating costs" and "all-in sustaining costs" (or "AISC"). Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold's consolidated financial statements. Readers should refer to B2Gold's Management Discussion and Analysis, available on the Websites, under the heading "Non-IFRS Measures" for a more detailed discussion of how B2Gold calculates certain of such measures and a reconciliation of certain measures to IFRS terms.*